

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 5, 2017

David J. Field
President and Chief Executive Officer
Entercom Communications Corp.
401 E. City Avenue, Suite 809
Bala Cynwyd, Pennsylvania

> **Re: Entercom Communications Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 24, 2017**
> **Response Dated September 29, 2017**
> **File No. 333-217273**

Dear Mr. Field:

We have reviewed your September 29, 2017 response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Impairment of Goodwill and FCC Licenses, page 140

1. We note you disclose that the perpetual nominal growth rate used to calculate the residual value of CBS Radio's FCC licenses was 1% which was the projected long-range inflation rate in the United States. In this regard, please disclose why it was appropriate to use such growth rate (or at all) and your underlying assumptions, despite CBS Radio's negative growth in its existing markets. Include in your disclosure how the values of the FCC licenses would be impacted if you assumed zero growth.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications